Exhibit 99.1

Camtek Ltd. P.O. Box 544 Migdal Haemek 23150, Israel Tel: +972-4-604-8100 • Fax +972-4-6440523 E-Mail: info@camtek.co.il • Web site: http://www.camtek.co.il

May 11, 2004

CAMTEK CONTACT:

Moshe Amit

+972-4-604-8308 (tel);          +972-4-604 8300 (fax);          +972-5-469-4902 (mobile)

mosheamit@camtek.co.il

PATENT INFRINGEMENT CLAIM FILED AGAINST CAMTEK AT DISTRICT COURT IN NAZARETH, ISRAEL

* * *

Camtek Will Vigorously Defend Against Claim

MIGDAL HAEMEK, Israel — Tuesday, May 11, 2004 — Camtek Ltd. (NASDAQ: CAMT) announced today that a lawsuit had been filed against it yesterday in the District Court in Nazareth, Israel, by its competitor, Orbotech Ltd., alleging that Camtek’s Dragon and Falcon systems infringe upon a patent held by Orbotech, and requesting both provisional and permanent injunctions against the manufacture and sale by Camtek of its Dragon and Falcon systems and pecuniary damages estimated for purposes of court fees at approximately $110,000, which amount may be amended.  According to Israeli court procedures, Camtek has 20 days to file its response to Orbotech’s claims, after which Orbotech will have 10 days to file its answer to Camtek’s response before a date is set by the court for a hearing.

“We have just received the court documents and are still in the process of studying the claims, but based upon our initial review of those documents we firmly believe that our Dragon and Falcon systems do not infringe upon the patent,” commented Rafi Amit, Chief Executive Officer of Camtek. “The request for an injunction against our Dragon and Falcon systems is particularly inappropriate, given that the features which allegedly infringe upon the patent are not an integral part of those systems, but rather are sold merely as an optional component.  We believe that we have good defenses against these claims, which we will be vigorously asserting.”

ABOUT CAMTEK LTD.

Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor manufacturing and semiconductor packaging industries. Camtek has been a public company since 2000, with headquarters in Migdal HaEmek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. See also www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.